China BCT Pharmacy Group, Inc.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

August 11, 2010

VIA EDGAR

Ryan C. Milne
Accounting Branch Chief
Mail Stop 4631
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           China BCT Pharmacy Group, Inc.
Form 8-K Item 4.01
Filed July 19, 2010
File No. 333-145620

Dear Mr. Milne,

China BCT Pharmacy Group, Inc. (“We” or the “Company”) is hereby submitting for filing via the EDGAR system a Current Report on Form 8-K/A (the “Form 8-K/A”) amending the Current Report on Form 8-K that was originally filed on July 19, 2010 (the “Form 8-K”).

Based upon the Staff’s review of the Form 8-K, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated July 22, 2010 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s letter.

1.
Please revise the disclosure in this section to comply with Item 304(a)(1)(ii) of Regulation S-K that requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s reports.

We have revised the disclosure in the Form 8-K/A to add a statement that the report of PKF, Certified Public Accountants, Hong Kong, China, a member firm of PKF International Limited network of legally independent firms (“PKF HK”), on the financial statements for either of the fiscal years ended December 31, 2009 and 2008 did not contain an adverse opinion or a disclaimer of an opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.  There was no going concern qualification contained in PKF HK’s report on the Company’s financial statements for either of the fiscal years ended December 31, 2009 and 2008.

2.	Please obtain and file an updated Exhibit 16 letter from the former accounting firms stating whether the accountants agree with the respective statements made in your revised Form 8-K.

In accordance with the Staff’s request, we have filed an updated Exhibit 16 letter with the Form 8-K/A.

The Company acknowledges that:

•   the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or David J. Levine of Loeb & Loeb LLP, at (212) 407-4923, if you have any questions.

Sincerely,

CHINA BCT PHARMACY GROUP, INC.

By:/s/ Hui Tian Tang
      Name:  Hui Tian Tang
      Title:    Chief Executive Officer

cc: Mitchell S. Nussbaum

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